THE ARVIND MILLS LIMITED

Naroda Road, Ahmedabad -380 025, India.
Phone : (079) 22203030 Fax : (079) 22201396

A MEMBER OF THE LALBHAI GROUP

82-3708

14th July, 2004

Securities & Exchange Commission
Office of International -
Corporate Finance
Room 3094 - Stop 3-6
450 Fifth Street, N. W.
WASHINGTON, DC 20549

SUPPL

04035972

Dear Sirs,

We hereby inform you that a meeting of the Board of Directors of the Company will be held on Thursday the 22nd July, 2004 to take on record the quarterly Unaudited Financial Results of the Company for the 1st quarter ended on 30th June, 2004.

Thanking you,

Yours faithfully,

Company Secretary

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